Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Reynolds American Inc.:

We consent to the use of our reports dated February 9, 2017, with respect to the consolidated balance sheets of Reynolds American Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, included in Annex G and incorporated herein by reference and to the reference to our firm under the heading “Experts” in this Registration Statement on Form F-4 of British American Tobacco p.l.c.

/s/ KPMG LLP

Greensboro, North Carolina

May 12, 2017